UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CLEAR SKIES SOLAR, INC.
(Exact name of registrant as specified in its charter)

Delaware	30-0401535
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

5020 Sunrise Highway, Suite 227 Massapequa Park, New York 11762 (Address of principal executive offices, including Zip Code) Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered: None	Name of each exchange on which each class is to be registered: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:	N/A (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 per share
(Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

Common Stock

This registration statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Clear Skies Solar, Inc. (the “Registrant”). The holders of Common Stock are entitled to one vote per share. The Registrant’s Certificate of Incorporation does not provide for cumulative voting. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Registrant’s Board of Directors out of legally available funds; however, the current policy of the Board of Directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Board of Directors and issued in the future.

Preferred Stock

The Registrant’s Board of Directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Anti-Takeover Effect of Delaware Law, Certain Charter and By-Law Provisions

The Registrant’s Certificate of Incorporation and By-laws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of the Registrant. These provisions have the following effects:

•
they provide that only business brought before an annual meeting by the Registrant’s Board of Directors or by a stockholder who complies with the procedures set forth in the By-laws may be transacted at an annual meeting of stockholders;

•	they provide for advance notice of certain stockholder actions, such as the nomination of directors and stockholder proposals;

•	they provide that meetings of stockholders may be called only by the Registrant’s Board of Directors;

•
they allow the Registrant to issue, without stockholder approval, up to 10,000,000 shares of preferred stock that could adversely affect the rights and powers of the holders of the Registrant’s Common Stock; and

•	they do not provide for cumulative voting in the election of directors.

The Registrant is subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the voting stock of a corporation.

Item 2. Exhibits.

Exhibit No.	Description
1.	Certificate of Amendment of the Certificate of Incorporation of Clear Skies Solar, Inc. (f/k/a Clear Skies Holdings, Inc.) (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 30, 2008).
2.
Certificate of Incorporation of Clear Skies Solar, Inc. (f/k/a Clear Skies Holdings, Inc.) (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 26, 2007).

3.
By-laws of Clear Skies Solar, Inc. (f/k/a Clear Skies Holdings, Inc.) (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Commission on December 26, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CLEAR SKIES SOLAR, INC.

Date: February 20, 2008	By:	/s/ Ezra J. Green
Ezra J. Green
President and Chief Executive Officer